FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-238861
DATED MAY 10, 2022

STATE STREET CORPORATION

$500,000,000 Fixed-to-Floating Rate Senior Notes due 2033

Pricing Term Sheet

Issuer:	State Street Corporation

Security:	Fixed-to-Floating Rate Senior Notes due 2033

Aggregate Principal Amount:	$500,000,000

Trade Date:	May 10, 2022

Settlement Date*:	May 13, 2022 (T + 3)

Maturity Date:	May 13, 2033

Price to Public (Issue Price):	100%

Fixed Rate Benchmark Treasury:	1.875% Notes due February 15, 2032

Benchmark Treasury Price and Yield:	90-19+; 2.991%

Fixed Rate Spread to Benchmark Treasury:	+ 143 basis points

Fixed Rate Period:	From, and including, May 13, 2022, to, but excluding, May 13, 2032

Floating Rate Period:	From, and including, May 13, 2032, to, but excluding, the maturity date

Fixed Rate Coupon:	4.421%, payable semi-annually in arrears during the fixed rate period

Floating Period Base Rate:	SOFR (compounded daily over a quarterly interest payment period in accordance with the specific formula described in the Preliminary Prospectus Supplement).

Floating Rate Spread:	+160.5 basis points. In no event will the interest payable in respect of any interest payment period be less than zero

Interest Payment Dates:

Fixed rate period: Each May 13 and November 13, commencing on November 13, 2022 and including May 13, 2032

Floating rate period: the second business day following each floating rate period end date; provided, that the interest payment date with respect to the final interest payment period will be the maturity date. If the scheduled maturity date falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date.

Optional Redemption:	The Issuer may redeem the notes, at its option, in whole, but not in part, on, and only on, May 13, 2032 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Calculation Agent:	State Street Bank, an affiliate thereof or any other bank or other entity as the Issuer may appoint

Day Count Convention:	Fixed rate period: 30/360 Floating rate period: Actual/360

Business Day:	Fixed rate period: Boston and New York Floating rate period: Boston and New York

Business Day Convention:	Fixed rate period: Following Floating rate period: Modified following, adjusted

Denominations:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

CUSIP:	857477 BU6

ISIN:	US857477BU67

Expected Ratings**:	A1 / A / AA- (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Lloyds Securities Inc. R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

Co-Managers:	MFR Securities, Inc Stern Brothers & Co. Tigress Financial Partners LLC

All terms used and not otherwise defined in this final pricing term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement, dated May 10, 2022 (the “Preliminary Prospectus Supplement”).

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1 (866) 718-1649, Lloyds Securities Inc. toll free at 1 (212) 930-5039, R. Seelaus & Co., LLC toll-free at 1 (800) 922-0584 or Siebert Williams Shank & Co., LLC toll-free at 1 (800) 924-1311.

*

The underwriters expect to deliver the notes to purchasers on or about May 13, 2022, which will be the third business day following the pricing of the notes (such settlement cycle being herein referred to as “T + 3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day preceding the settlement date should consult their own advisor.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.